2275 Half Day Road, Suite 160	VIA EDGAR
Bannockburn, Illinois 60015

February 8, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attn:                    Ms. Suzanne Hayes

Ms. Tara Keating Brooks

Ms. Amy Reischauer

Mr. Jacob Luxenburg

Mr. James Rosenberg

Re:                             AveXis, Inc.
Registration Statement on Form S-1
Filed February 1, 2016
File No. 333-209019

Acceleration Request
Requested Date:	Wednesday, February 10, 2016
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-209019) (the “Registration Statement”) to become effective on February 10, 2016, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff (the “Staff”).

Once the Registration Statement has been declared effective, please orally confirm that event with Divakar Gupta of Cooley LLP, counsel to the Registrant, at (212) 479-6474.

In connection with this request, the Registrant acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AveXis, Inc.

		By:	/s/ Sean P. Nolan
Sean P. Nolan
President and Chief Executive Officer

cc:	Thomas J. Dee, AveXis, Inc.
Divakar Gupta, Cooley LLP
Darren K. DeStefano, Cooley LLP
Patrick O’Brien, Ropes & Gray LLP